Expense Limitation Agreement

To:	Resource Credit Income Fund
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

November 9, 2015

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Credit Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated on or about March 9, 2015. Please note that this Expense Limitation Agreement supersedes and replaces any expense limitation agreement between the parties below executed prior to the date hereof.

Effective  as  of  the  date  hereof,  we  agree,  at  least  until  January  31,  2017,  to  waive  our management  fees  (excluding  any  incentive  fee)  and  to  pay  or  absorb  the  ordinary  annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that our management fees plus the Fund’s ordinary annual operating expenses exceed 2.59%, 2.59%, 3.34%, 3.34%, 3.09%, 3.09% and 2.34% per annum of the Fund's average daily net assets attributable to Class A, Class U, Class C, Class T, Class W, Class D and Class I shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Financial Fund Management, Inc. but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Financial Fund Management, Inc.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Resource Financial Fund Management, Inc.		Acceptance:
Resource Credit Income Fund
By:	/s/	By:	/s/
Name:	Jeffrey Blomstrom	Name:	Justin Milberg
Title:	President	Title:	President
Date:	01/07/2016	Date:	01/07/2016